UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SimpleShowing Holdings, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of organization
    January 12, 2018

Physical address of issuer
881 Peachtree Street NE, Suite 200, Atlanta, GA 30309 US

Website of issuer
https://www.simpleshowing.com/

Current number of employees
6

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)

Total Assets	$800,824.00	$192,800.00
Cash & Cash Equivalents	$735,552	$148,445.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$520,092.00	$14,484.00
Long-term Debt	0	$463,322.00
Revenues/Sales	$578,479.00	$392,174.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$399,080.00	-$334,111.00

APRIL 14, 2020

FORM C-AR

SimpleShowing Holdings, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by SimpleShowing Holdings, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.simpleshowing.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2020.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to

historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SimpleShowing Holdings, Inc. is a Delaware corporation, incorporated on January 12, 2018. The Company is located at 881 Peachtree Street Northeast Suite 200, Atlanta, GA, 30309, US. The Company's website is www.simpleshowing.com. The Company conducts business out of Atlanta, Georgia.

The information available on or through our website is not a part of this Form C-AR.

The Business

SimpleShowing Holdings, Inc. is a next generation, online real estate brokerage. Customers leverage our tools and services to buy and sell homes throughout the Southeast and soon the entire United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we rely on external financing to fund our operations.

We are a startup company. While we are generating revenue, it is not sufficient to cover our marketing, technology, and other costs and we cannot assure you when or if we will generate sufficient revenues to be cash flow positive. If we fail to execute our business plan successfully, then we may need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional

capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Change in laws concerning online real estate compliance may adversely affect our business.
Since we are an online real estate brokerage firm, we are subject to real estate laws in the states we operate and other regulatory compliance for online real estate firms which include specific rules on advertising, antitrust and fair housing. Changes in any of the real estate laws, including the above mentioned rules, could potentially impact our business and operations adversely.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the residential real estate market and the Company is unknown at current. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Due to the potential negative impact on the economy, the Company may even consider a loan issued by the Small Business Administration as part of a stimulus package granted by the government. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company, present and future market conditions. Our current sales revenue and future sources of revenue may be insufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct or a user's actual or alleged conduct via one of the Company's products or services. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jeremy Gamble and Fred McGill Jr. who are the Chief Operating Officer and Chief Executive Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Jeremy Gamble and Fred McGill Jr. although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jeremy Gamble and Fred McGill Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jeremy Gamble and Fred McGill Jr. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Jeremy Gamble or Fred McGill Jr. dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and

8

profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks that may be pending, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our services infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

SimpleShowing Holdings, Inc. is a next generation, online real estate brokerage. Customers leverage our tools and services to buy and sell homes in key markets in Georgia and Florida, with plans to continue growing throughout the Southeast. We enable consumers to book homes showings via our website and mobile app and leverage a more efficient process to buy or sell a home, saving thousands of dollars in agent commissions.

Business Plan

The Company plans to achieve the following milestones in the next 12-18 months:

- Extend functionality of our mobile and web applications, providing both home buyers and home sellers with more insight into the showing, offer and escrow process.
- Expand to additional markets.
- Develop new partnerships to extend service offerings to home buyers that could include mortgage offerings or homeowner's insurance.

- Develop "Self-Tour" technology and begin rolling out this service.

The Company's Services

Service	Description	Current Market
SimpleShowing mobile app and website	The SimpleShowing app allows consumers to shop for homes, book home showings on demand, get expert guidance and keep half of the typical agent commission -- about $7,000 on average.	Our market category is online real estate brokerage. We serve Millennial and Gen-X consumers (25 - 50 years old) who are buying or selling a home. The market size is $70B in the United States.

Competition

We compete against other real estate companies. Key competitors in the space include traditional brokerages such as Keller Williams and ReMax, but also tech-enabled brokerages such as Redfin and Knock.

Customer Base

Our customer base is comprised of primarily millennial and Gen-X consumers (25 - 50 years old) who are buying or selling a home.

Supply Chain

SimpleShowing Holdings, Inc. recruits from a large pool of qualified, licensed agents throughout the U.S.

Intellectual Property

The Company has a trademark for the use of the name SimpleShowing.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88113374	IC 036. US 100 101 102. G & S: Providing real estate brokerage services; providing real estate listings and real estate information via the Internet. FIRST USE: 20161222. FIRST USE IN COMMERCE: 20170301	SimpleShowing name and logo	September 12, 2018	September 10, 2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. The Company is also subject to and affected by regulations set by state and local real estate licensing organizations, including the state real estate commission. These laws and regulations are subject to change.

Litigation
None

DIRECTORS AND OFFICERS
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name
Fred McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As CEO, Mr. McGill operates the day to day business.
- Chief Executive Officer, SimpleShowing, Inc., January 1, 2017– January 12, 2018. As CEO, Mr. McGill operated the day to day business.
- Vice President Sales and Marketing, Redox Engine, December 2014 to January 2016.

Education
Georgia Institute of Technology, MBA, 2016
Samford University, BS, 2002

Name
Jeremy Gamble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Operating Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As COO, Mr. Gamble is responsible for operations and finance.
- Chief Operating Officer, SimpleShowing, Inc., August 1, 2017– January 12, 2018. As COO, Mr. Gamble was responsible for operations and finance.
- Foundation Vice President, Orlando Health, 2001 to 2017.

Education
University of Florida, MBA, 2007
Samford University, BSBA, 1999

Name
Randall Lee McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Radiologist, Radiology Associates of Moultrie, August 1, 2013– Present.

Education
Mercer University, MD, 2010
Mercer University, BA, 1999

Officers

Name
Fred McGill

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Executive Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As CEO, Mr. McGill operates the day to day business.
- Chief Executive Officer, SimpleShowing, Inc., January 1, 2017– January 12, 2018. As CEO, Mr. McGill operated the day to day business.
- Vice President Sales and Marketing, Redox Engine, December 2014 to January 2016.

Education
Georgia Institute of Technology, MBA, 2016
Samford University, BS, 2002

Name
Jeremy Gamble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, January 12, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Chief Operating Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As COO, Mr. Gamble is responsible for operations and finance.

- Chief Operating Officer, SimpleShowing, Inc., August 1, 2017– January 12, 2018. As COO, Mr. Gamble was responsible for operations and finance.
- Foundation Vice President, Orlando Health, 2001 to 2017.

Education
University of Florida, MBA, 2007
Samford University, BSBA, 1999

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 5 employees in Georgia, United States and 1 employee in Florida, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of Security	Amount Outstanding/ Face Value	Voting Rights	Anti-Dilution Rights	How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).
Common Stock	11,048,187	1 vote per share of Common Stock	Shareholders of Common Stock do have antidilution rights.	N/A	88.20%

*The percentage ownership is calculated on a fully diluted basis, and excludes option pool.

Type of Security	Dollar Amount Outstanding	Voting Rights	Anti-Dilution Rights	How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).
Crowd* SAFE	$1,069,994**	N/A	N/A	N/A	11.80%

*The percentage ownership is calculated on a fully diluted basis, and excludes option pool.
**This includes the total approximate amount raised in the offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.

The Company has the following outstanding Convertible Notes:

Noteholder	Principal Amount	Date of Note	Maturity Date	Qualified Financing	Valuation Cap	Interest Rate	Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).
Aldus C. Myers, III	$250,000	08/23/2018	08/22/2020	$1,000,000	3,571,428.57	5%	7.4%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$250,000	1	General Working Capital	08/23/2018	Section 4(a)(2)
Common Stock	$50,000	600,000	General Working Capital	01/17/2018	Section 4(a)(2)

Convertible Note*	$200,000	1	General Working Capital	02/01/2018	Section 4(a)(2)
Common Stock	$30,000	2,970,000	General Working Capital	01/12/2018	Section 4(a)(2)
Common Stock	$0.00**	6,030,000	General Working Capital	01/12/2018	Section 4(a)(2)
Common Stock	0.00***	348,187	General Working Capital	04/23/2018	Rule 701
Crowd SAFE	$1,069,994****	3,938*****	General Working Capital	05/23/2019	Regulation CF

*The note converted to common stock on March 13, 2020.
**The Company issued securities in exchange for the intellectual property.
***The Company issued securities in exchange for services.
****This amount includes the percentage of proceeds transferred to the Intermediary and other fees.
*****This number does not reflect the additional grant of securities made to the Intermediary.

Ownership
A majority of the Company is owned by Fred McGill.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fred McGill	6,030,000 shares	54.32%
Jeremy Gamble	2,970,000 shares	26.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$578,479	-$395,850	$0

Operations

The Company was incorporated on January 12, 2018 under the laws of the State of Delaware, and is headquartered in Atlanta, GA. The Company serves as an online real estate brokerage.

Liquidity and Capital Resources
As of December 31, 2019, we had $735,532 cash on hand, which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information
On February 13, 2020, the Company amended its Certificate of Incorporation and increased its authorized share capital to twelve million shares (12,000,000).

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the securities.
- The securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has served and is serving as the real estate brokerage for both Jeremy Gamble and Fred McGill and certain family members of the latter. As is customary in the industry, the Company provides a discount on its own fees for personal transactions involving its principals, their family members, certain investors, agents and key employees.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure: None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Fred McGill
07F70FB3AE2E4F3...
(Signature)

Fred McGill
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Fred McGill
07F70FB3AE2E4F3...
(Signature)

Fred McGill
(Name)

Director
(Title)

4/14/2020
(Date)

DocuSigned by:
/s/ Jeremy Gamble
243354C7DB25401...
(Signature)

Jeremy Gamble
(Name)

Director
(Title)

4/14/2020
(Date)

DocuSigned by:

/s/

18724C344CFE4CB...

(Signature)

Randall Lee McGill
(Name)

Director
(Title)

4/14/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

I, Fred McGill, the CEO of SimpleShowing Holdings, Inc., hereby certify that

      (1)   the accompanying unaudited financial statements of SimpleShowing Holdings, Inc. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of SimpleShowing Holdings, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for SimpleShowing Holdings, Inc. filed for the fiscal year ended December 2019.

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 14, 2020.

DocuSigned by:

Fred McGill (Signature)

07F70FB3AE2E4F3...

Name: Fred McGill

Title: CEO

Date: April 14, 2020

SIMPLESHOWING, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018

SIMPLESHOWING, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	735,552	$	148,445
Intangible Assets, net		65,272		44,355
Total Assets	$	800,824	$	192,800
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	12,871	$	1,162
Accrued expenses		21,399		0
Convertible notes		450,000		0
Accrued interest		35,822		13,322
Total Current Liabilities		520,092		14,484
Long Term Liabilities				
Convertible notes		0		463,322
Total Liabilities		520,092		477,806
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par value, 10,000,000 shares authorized		994		994
9,948,187 shares issued and outstanding				
Additional paid-in capital		79,814		79,814
Additional paid-in capital - SAFEs		951,497		0
Accumulated Deficit		(751,573)		(352,492)
Total Stockholders' Equity		280,732		(271,684)
Total Liabilities and Stockholders' Equity	$	800,824	$	206,122

3

SIMPLESHOWING, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 578,479	$ 392,174
Operating expenses		
General and administrative	688,003	429,215
Sales and marketing	265,851	283,098
Amortization	1,205	650
Total operating expenses	955,059	712,963
Net Operating Income	(376,580)	(320,789)
Interest expense	22,500	13,322
Net Income	$ (399,080)	$ (334,111)

4

SIMPLESHOWING, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value				
Balance as of January 1, 2018	9,000,000	$ 900	$ 18,290	$ 0	$ (18,382)	$ 808
Issuance of common stock	948,147	94	61,524	0	0	61,618
Net Income (Loss)	0	0	0	0	(334,111)	(334,111)
Balance as of December 31, 2018	9,948,147	994	79,814	0	(352,493)	(271,685)
Issuance of SAFEs	0	0	0	951,497	0	951,497
Net Income (Loss)	0	0	0	0	(399,080)	(399,080)
Balance as of December 31, 2019	9,948,147	$ 994	$ 79,814	$ 951,497	$ (751,573)	$ 280,732

SIMPLESHOWING, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (399,080)	$ (334,111)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add convertible note interest	22,500	13,322
Add amortization	1,205	650
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	11,709	1,162
Increase (Decrease) in accrued expenses	21,399	0
Net cash used in operating activities	(342,267)	(318,977)
Investing Activities		
Purchase of intangible assets	(22,123)	(45,004)
Purchase of equipment	0	0
Net change in cash from investing activities	(22,123)	(45,004)
Financing Activities		
Issuance of common stock	0	61,618
Issuance of SAFEs	951,497	0
Issuance of convertible notes	0	450,000
Net change in cash from financing activities	951,497	511,618
Net change in cash and cash equivalents	587,107	147,637
Cash and cash equivalents at beginning of period	148,445	808
Cash and cash equivalents at end of period	$ 735,552	$ 148,445

6

SIMPLESHOWING, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

SimpleShowing, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Georgia on December 22, 2016. The Company is a technology based real estate transaction company aiming to simplify and streamline the residential real estate buying and selling process. The Company's headquarters are in Atlanta, Georgia. The company began operations in 2016.

Since Inception, the Company has relied on convertible notes and the issuance of SAFEs to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $735,552 and $148,445 of cash on hand, respectively.

Intangible Assets

Intangible assets with a finite life consist of a domain name, and app and website development costs. They are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is forty years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

8

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $578,479 and $392,174 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019, the Company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Intangible assets consist of app and website development and domain name. The Company has capitalized a total of $67,127 of intangible assets as of December 31, 2019.

NOTE 4 – NOTES PAYABLE

The Company has issued $450,000 of 5% unsecured convertible notes (the "Notes"). Notes totaling $200,000 have a maturity date of February 1, 2020. Notes totaling $250,000 have a maturity date of August 22, 2020. The Notes automatically convert on the maturity date if they have not already converted.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). For Notes totaling $200,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $2,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. For Notes totaling $250,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,571,429 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2019, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 10,000,000 shares, par value $0.0001, 9,948,187 shares issued and outstanding. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $1,069,994. The SAFEs are reported on the balance sheet net of fees, which total $118,497. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock

outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2018 stock compensation plan (the "Plan") which permits the grant or option of shares to its employees for up to 400,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2019, no shares have been issued under the Plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Increase of Shares

In 2020 the Company has a plan to increase the number of authorized shares.

Conversion of Note

Note totaling $200,000 is automatically convertible into common stock as of February 1, 2020, and the Company is in the process of issuing the shares for the note.

Management's Evaluation

Management has evaluated subsequent events through February 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.